Exhibit 99.10
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR)

Dividend Reinvestment

24 September 2020

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Vested Share Account (VSA)

Rio Tinto plc ordinary shares of 10p each and Rio Tinto Limited ordinary shares (‘Shares’) held in a VSA are subject to dividend reinvestment whereby cash dividends are used to buy Shares in the market.

On 23 September 2020 the following PDMRs acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a VSA.

Security	Name of PDMR	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	335.30002	49.7932
Rio Tinto plc shares	Barrios, Alfredo	1,668.2015	49.7932
Rio Tinto plc shares	Soirat, Arnaud	52.37182	49.7932

On 24 September 2020 the following PDMRs acquired shares in Rio Tinto Limited by way of reinvestment of dividends received on shares held in a VSA.

Security	Name of PDMR	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Soirat, Arnaud	593.95815	101.0800
Rio Tinto Limited shares	Vella, Ivan	17.63227	101.0800

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares). Qualifying UK employees are also awarded Free Shares once a year.

Rio Tinto plc shares held in the UKSP are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto plc shares in the market.

On 22 September 2020 the following PDMRs acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a UKSP.

Security	Name of PDMR	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	8	49.7932
Rio Tinto plc shares	Jacques, Jean-Sébastien	56	49.7932
Rio Tinto plc shares	Soirat, Arnaud	10	49.7932
Rio Tinto plc shares	Stausholm, Jakob	5	49.7932

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘Shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

Rio Tinto Shares held in myShare are subject to dividend reinvestment whereby cash dividends are used to buy Shares in the market under the terms of myShare.

On 23 September 2020 the following PDMRs acquired Rio Tinto plc shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	10.8986	49.7932
Rio Tinto plc shares	Barrios, Alfredo	20.892	49.7932
Rio Tinto plc shares	Jacques, Jean-Sébastien	15.246	49.7932
Rio Tinto plc shares	Stausholm, Jakob	1.0563	49.7932
Rio Tinto plc shares	Trott, Simon	4.2772	49.7932

On 24 September 2020 the following PDMRs acquired Rio Tinto Limited shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Trott, Simon	26.6168	101.0800
Rio Tinto Limited shares	Vella, Ivan	4.4157	101.0800

Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans

Rio Tinto plc and Rio Tinto Limited offer a dividend reinvestment plan that gives shareholders of Rio Tinto plc ordinary shares of 10p each and Rio Tinto Limited ordinary shares (‘Shares’) the opportunity to use their cash dividends to buy Rio Tinto plc or Rio Tinto Limited shares respectively, in the market.

On 22 September 2020 the following PDMR acquired ordinary shares in Rio Tinto plc under a dividend reinvestment plan.

Security	Name of PDMR	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Soirat, Arnaud	10	49.7932

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404